F O R    I M M E D I A T E    R E L E A S E


                            PRESS RELEASE

                                      September 6, 1995
                                      For more information contact:
                                      Erin Ibele    (419) 247-2800
                                      Robert Pruger (419) 247-2800

       Toledo, Ohio, September 6, 1995 (NYSE/HCN)....Health Care
REIT, Inc. (the "Company") announced that effective September 5, 1995, it has revised the merger agreement with First Toledo Advisory Company ("FTAC"), the Manager of the Company owned by Bruce G. Thompson and Frederic D. Wolfe, the Chairman and President of the Company.

       In May 1995, the Company, FTAC and Messrs. Thompson and Wolfe entered into a merger agreement that conditioned the acquisition on eligibility for the pooling of interests method of accounting. A review of this earlier agreement by the Securities and Exchange Commission indicated the need to account for the transaction as a settlement of a contract rather than as a pooling of interests. The value of shares issued to FTAC shareholders, and related transaction expenses, will be expensed in the period such shares are issued or expenses incurred.

       As before, the revised agreement calls for the issuance of 282,407 shares as consideration for the acquisition of FTAC. However, the terms of the previously announced service agreements and non-compete agreements with each of Messrs. Thompson and Wolfe will be shortened. Mr. Thompson will serve as Chief Executive Officer of the Company until December 31, 1996 and as a consultant thereafter until December 31, 1997; and Mr. Wolfe will serve as a consultant until December 31, 1996. Both agreements may be renewed by mutual agreement for additional terms.

       The transactions are subject to approval by the Company stockholders and other customary conditions. It is anticipated that the closing of the merger transaction could now occur in the fourth quarter of 1995, shortly after the Company's annual stockholders' meeting.

       In addition, the Board of Directors has elected George L.
Chapman, formerly Executive Vice President and General Counsel of the Company, to succeed Mr. Wolfe as President of the Company, effective immediately.

       Health Care REIT, Inc. is a real estate investment trust which invests in health care facilities, primarily nursing homes.
The Company also invests in assisted living and retirement facilities, behavioral care facilities, specialty care hospitals and primary care facilities.